UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*


                          JACK HENRY & ASSOCIATES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   426281-10-1

                                 (CUSIP Number)

      John W. Henry, 663 Highway 60, Monett, Missouri  65708  (417) 235-6652

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                       April 7, 1997

             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              CUSIP NO. 426281-10-1
                                           John W. Henry
 (1) Names of Reporting Persons  . . .
 S.S. or I.R.S. Identification Nos. of
                                           ###-##-####
 above persons . . . . . . . . . . . .
 (2) Check the appropriate box if a      (a)
 member of a group
                                         (b)
    (see instructions)

 (3) SEC use only  . . . . . . . . . .

                                           N/A
 (4) Source of funds (see instructions)
 (5) Check if disclosure of legal
 proceedings is required pursuant to
 Items 2(d) or 2(e).

 (6) Citizenship or place of               United States
 organization  . . . . . . . . . . . .

 Number of shares beneficially owned by
 each reporting person with:
                                         1,183,288 which includes 40,888 held
 (7) Sole voting power  . . . . . .      in his account under the Company s
                                         ESOP.
                                              -0-
 (8) Shared voting power  . . . . .

                                         1,183,288 which includes 40,888 held
 (9) Sole dispositive power . . . .      in his account under the Company s
                                         ESOP.

                                             -0-
 (10) Shared dispositive power  . .
 (11) Aggregate amount beneficially
 owned by each reporting person.         1,183,288

 (12) Check if the aggregate amount
 in Row (11) excludes certain shares
 (see instructions).

 (13) Percent of class represented
                                              6.50%
 by amount in Row (11) . . . . . . . .

 (14) Type of reporting person
                                           IN
 (see instructions). . . . . . . . . .



                              CUSIP NO. 426281-10-1
                                           JKHY Partners
 (1) Names of Reporting Persons  . . .
 S.S. or I.R.S. Identification Nos. of
 above persons . . . . . . . . . . . .

 (2) Check the appropriate box if a      (a)
 member of a group
                                         (b)
      (see instructions)

 (3) SEC use only  . . . . . . . . . .
                                           N/A
 (4) Source of funds (see instructions)

 (5) Check if disclosure of legal
 proceedings is required pursuant to
 Items 2(d) or 2(e).

 (6) Citizenship or place of               Missouri
 organization  . . . . . . . . . . . .
 Number of shares beneficially owned by
 each reporting person with:
                                            1,800,000
 (7) Sole voting power  . . . . . .

                                             -0-
 (8) Shared voting power  . . . . .

                                            1,800,000
 (9) Sole dispositive power . . . .
                                             -0-
 (10) Shared dispositive power  . .

 (11) Aggregate amount beneficially         1,800,000
 owned by each reporting person.

 (12) Check if the aggregate amount in
 Row (11) excludes certain shares (see
 instructions).
 (13) Percent of class represented by
                                           9.88%
  amount in Row (11)  . . . . . . . . .

 (14) Type of reporting person (see
                                           PN
  instructions).  . . . . . . . . . . .






                              CUSIP NO. 426281-10-1

                                           Michael E. Henry
 (1) Names of Reporting Persons  . . .
 S.S. or I.R.S. Identification Nos. of
                                           ###-##-####
 above persons . . . . . . . . . . . .

 (2) Check the appropriate box if a      (a)
 member of a group                       (b)
           (see instructions)
 (3) SEC use only  . . . . . . . . . .

                                           N/A
 (4) Source of funds (see instructions)

 (5) Check if disclosure of legal
 proceedings is required pursuant to
 Items 2(d) or 2(e).
 (6) Citizenship or place of               United States
 organization  . . . . . . . . . . . .

 Number of shares beneficially owned by
 each reporting person with:
                                         3,532,128 which includes 37,209
                                         owned
 (7) Sole voting power  . . . . . .
                                         individually, 1,800,000 held by JKHY
                                         Partners, 1,425,000 held in trust by
                                         Eddina F.  Henry, 14,919 allocated to
                                         his account under the Company s ESOP
                                         and 255,000 acquirable upon exercise
                                         of outstanding stock options.

                                             -0-
 (8) Shared voting power  . . . . .
                                         2,107,128 which includes 37,209
                                         owned
 (9) Sole dispositive power . . . .
                                         individually, 1,800,000 held by JKHY
                                         Partners, 14,919 allocated to his
                                         account under the Company s ESOP and
                                         255,000 acquirable upon exercise of
                                         outstanding stock options.
                                              -0-
 (10) Shared dispositive power  . .

 (11) Aggregate amount beneficially
 owned by each reporting person.         3,532,128

 (12) Check if the aggregate amount
 in Row (11) excludes certain shares
 (see instructions).
 (13) Percent of class represented
                                          19.12%
 by amount in Row (11) . . . . . . . .

 (14) Type of reporting person
                                           IN
 (see instructions). . . . . . . . . .

                              CUSIP NO. 426281-10-1

                                           Vicki Jo Henry
 (1) Names of Reporting Persons  . . .
 S.S. or I.R.S. Identification Nos. of
                                           ###-##-####
 above persons . . . . . . . . . . . .

 (2) Check the appropriate box if a      (a)
 member of a group                       (b)
           (see instructions)
 (3) SEC use only  . . . . . . . . . .

                                           N/A
 (4) Source of funds (see instructions)

 (5) Check if disclosure of legal
 proceedings is required pursuant to
 Items 2(d) or 2(e).
 (6) Citizenship or place of               United States
 organization  . . . . . . . . . . . .

 Number of shares beneficially owned by
 each reporting person with:
                                              -0-
 (7) Sole voting power  . . . . . .

                                              -0-
 (8) Shared voting power  . . . . .
                                              -0-
 (9) Sole dispositive power . . . .

                                              -0-
 (10) Shared dispositive power  . .

 (11) Aggregate amount beneficially           -0-
 owned by each reporting person.
 (12) Check if the aggregate amount in
 Row (11) excludes certain shares
 (see instructions).

 (13) Percent of class represented by
                                              0%
 amount in Row (11)  . . . . . . . . .

 (14) Type of reporting person
                                           IN
 (see instructions). . . . . . . . . .


      This statement constitutes Amendment No. 9 to the Schedule 13D, dated June 7, 1991 (the "Schedule 13D"), as amended August 15, 1991, November 14, 1991, March 3, 1992, December 3, 1992 and December 15, 1993 and December 9, 1994, January 12, 1996, and July 12, 1996 previously filed by John W. Henry, JKHY Partners, Michael E. Henry and Vicki Jo Henry, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708. Defined terms used herein shall have the same meaning as ascribed thereto in the Schedule 13D.

      This Amendment pertains primarily to the exercise of certain stock options by John W. Henry and contemporaneous disposition of previously owned shares to pay the exercise price and to satisfy related withholding tax obligations.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      ITEM 3 OF THE SCHEDULE 13D IS AMENDED BY THE ADDITION OF THE FOLLOWING:

      The exercise price of the shares acquired by John W. Henry by exercise of stock options as detailed below was paid by exchange of shares of Common Stock previously owned by John W. Henry pursuant to the terms of the Company s 1987 Stock Option Plan.

      ITEM 4.  PURPOSE OF TRANSACTION.

      THE THIRD SENTENCE OF THE FIRST PARAGRAPH OF ITEM 4 AS SET FORTH IN AMENDMENT NO. 8 TO THE SCHEDULE 13D IS AMENDED IN ITS ENTIRETY AS FOLLOWS:

      On June 25, 1996, Eddina F. Henry, mother of Michael E. Henry, and with the consent of former spouse John W. Henry, granted a proxy to Michael E. Henry with respect to all shares of Common Stock (presently 1,425,000 shares) held by Eddina Henry in trust.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      THE FIRST, SECOND AND FOURTH PARAGRAPHS OF ITEM 5 AS SET FORTH IN AMENDMENT NO. 8 TO THE SCHEDULE 13D ARE AMENDED IN THEIR ENTIRETY TO READ AS
FOLLOWS:

      On April 7, 1997, John W. Henry exercised certain compensatory stock options and acquired 270,000 additional shares of Common Stock. The exercise price was $3.85 per share. The exercise price and certain withholding taxes were paid to the Company by the exchange of 134,475 shares of Common Stock previously owned by Mr. Henry, valued at $19.00 per share. Following these transactions and other occasional sales since the filing of the most recent Amendment to this Schedule 13D, John W. Henry may be deemed to beneficially own a total of 1,183,288 shares of Common Stock, representing 6.50% of the outstanding Common Stock; which includes 1,142,400 shares (6.27%) held individually, and 40,888 shares (less than 1%) allocated to his account under the ESOP. With respect to the ESOP shares, he has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock.

      The partnership holds 1,800,000 shares of Common Stock, representing 9.88% of the outstanding Company Common Stock. However, after giving effect to the shares of Common Stock beneficially owned by its partners, the partnership may be deemed to beneficially own a total of 4,715,416 shares, representing 25.53% of the outstanding Company Common Stock.

      Michael E. Henry beneficially owns a total of 3,532,128 shares of Common Stock, representing 19.12% of the outstanding Common Stock, over which he has sole voting power. Included in this amount are 37,209 shares (less than 1%) owned individually, 14,919 shares (less than 1%) allocated to Michael E. Henry's account under the Company's ESOP, and 255,000 shares (1.38%) acquirable upon the exercise of outstanding stock options. He has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock. Also included in the amount are 1,800,000 shares (9.75%) held by the Partnership and 1,425,000 shares (7.72%) held in trust by Mr. Henry s mother, Eddina F. Henry. Under the terms of the Partnership Agreement, Mr. Henry as successor Managing Partner has sole voting and dispositive power over the shares of Company stock held by the Partnership. With respect to the shares held by the Trust, although he has been granted a proxy to vote such shares, beneficial ownership of such shares is shared with Eddina F. Henry since the Trust has retained dispositive power over the shares.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      THE THIRD PARAGRAPH OF ITEM 6 AS SET FORTH IN AMENDMENT NO. 8 TO THE
SCHEDULE 13D IS AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

      Pursuant to a Proxy dated June 25, 1996 (attached hereto as Exhibit D), Eddina F. Henry as Trustee under the Eddina F. Henry Trust granted to Michael E. Henry all voting rights with respect to 1,425,000 shares of the Company Stock, which rights had originally been granted to John W. Henry pursuant to the Irrevocable Proxy Granting Voting Power granted to John W. Henry. John W. Henry has consented to the grant of this Proxy. The Proxy is effective for two years from the date of its grant. This Proxy was erroneously described as Irrevocable in Amendment No. 8 to this Schedule 13D. A corrected copy of the Proxy is attached hereto as an Exhibit.

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      ITEM 7 OF THE SCHEDULE 13D IS AMENDED BY ADDING THE FOLLOWING THERETO:

      D. Eddina F. Henry Trust Proxy granted to Michael E. Henry dated June 25, 1996.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 8, 1997                    /s/  John W. Henry

                                          John W. Henry


Date: May 8, 1997                    /s/  Michael E. Henry

                                          Michael E. Henry



Date: May 8, 1997                    /s/  Vicki Jo Henry*

                                          Vicki Jo Henry


Date: May 8, 1997             JKHY PARTNERSHIP


                                    By: /s/ Michael E. Henry

                                          Michael E. Henry, Partner



                                    *By: /s/ Michael E. Henry

                                          Michael E. Henry, Attorney-In-Fact

                                    EXHIBIT D



                                      PROXY


      BE IT KNOWN, that the undersigned stockholder of Jack Henry & Associates, Inc., a Delaware corporation, hereby constitutes and appoints Michael E. Henry, as its true and lawful attorney and agent for it and in its name, place and stead, to vote as its proxy at the meetings of the stockholders of said corporation under any question which may be brought before such meetings, including the election of Directors, according to the number of votes the undersigned would be entitled to vote if then personally present, with full power to appoint a substitute in his place; and the undersigned herewith revokes any other proxy heretofore given.

      This Proxy shall be effective for two (2) years from the date hereof unless sooner revoked by written notice to the Secretary of the Corporation.

      Dated June 25, 1996.


                                         /s/     Eddina F. Henry
                                         Eddina F. Henry,
                                         Trustee Under Eddina F. Henry
Revocable
                                         Trust Agreement Dated November 1, 1990